SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):November 15, 2002

IBERIABANK CORPORATION

(Exact Name of Registrant as Specified in Charter)

Louisiana	0-25756	72-1280718
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1101 East Admiral Doyle Drive, New Iberia, Louisiana	70560
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (337) 365-2361

Former name or former address, if changed since last report: Not Applicable

<u>Item 5. Other Events</u>

On November 18, 2002, the Registrant announced that it had raised $10 million through a trust preferred securities offering which closed on November 15, 2002. The Registrant also announced that it intends to use a portion of the proceeds to fund the repurchase of up to 130,000 shares of its common stock, or approximately 2% of the current outstanding shares. The Registrant's press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

<u>Item 7. Financial Statements, Pro Forma Financial Information and Exhibits</u>

Exhibit 99.1   Press Release dated November 18, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERIABANK CORPORATION

DATE: <u>November 19, 2002</u>   By: <u>/s/ Daryl G. Byrd___</u>
                                                                        Daryl G. Byrd
                                                                        President and Chief Executive
                                                                        Officer

03-62314.01